Mail Stop 4561

June 27, 2007

By U.S. Mail and facsimile to (410) 641-2096.

Jennifer G. Hawkins
Treasurer and Principal Financial Officer
Calvin B. Taylor Bankshares, Inc.
24 North Main Street
Berlin, MD 21811

      Re: Calvin B. Taylor Bankshares, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed March 13, 2007
             File No. 000-50047

Dear Ms. Hawkins:

We have reviewed your proposed disclosures provided to the Commission on June 15, 2007 and have the following additional comments. Where indicated, we think you should revise your filing in response to these comments. Please provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. You have indicated by check mark that you are a well-known seasoned issuer. However, it is not clear how you meet the definition as set forth by Rule 405 of the Securities Act. Accordingly, please tell us in detail how you determined that you meet all the definitional requirements of a well-known seasoned issuer. If

you are unable to support your use of this designation, please revise your filing to remove this designation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loan Quality, page 15

2. We note you have omitted certain information in your most recent Form 10-K regarding your allowance for loan losses that was included in previous Form 10-Ks. You indicated in your supplemental response that you have elected to present the information required by Item IV.B of Industry Guide 3 in a narrative format rather than the tabular format. As noted in Instruction 1 of Item IV.A and referenced in the Instructions to Item IV.B, the table is not intended to mandate a specific format for disclosure of this information. Registrants are encouraged to experiment with various disclosure formats in the interest of effective communication of this data; however, all the required information must be given. Certainly, the option to use a narrative format should not be seen as a way to provide less information to the reader. After considering your proposed narrative disclosure, we continue to believe that it does not meet the requirements of Item IV.B of Industry Guide 3. We also note that it provides less information to the reader than did your previous formats. Further, as we have previously discussed with you, we would not expect that electing the narrative option alleviates the requirement for quantitative data in addressing the Allocation of the Allowance for Loan Losses. Rather, either the tabular or the narrative option still requires the appropriate quantitative and qualitative data describing the Allocation of the Allowance for Loan Losses to be disclosed. Please revise to address the comments below.

3. In your response filed with the commission on May 11, 2007, you indicated that homogenous categories of loans are evaluated based on loss experience in the most recent 5 years applied to the current portfolio. Further, you stated that this formulation gives weight to portfolio size and loss experience for categories of real-estate secured loans, other loans to commercial borrowers, and other consumer loans. You disclosed that Management also considers external factors such as changes in the interest rate environment, the results of recent reviews by bank regulators, legislation affecting the banking industry and current local and national economic trends. Please revise your proposed narrative to address the following:

- Specifically disclose whether any portion of the allowance is calculated on a total loan portfolio basis and is therefore not allocable to any one loan category. Disclose the balance of the unallocated allowance and discuss the changes and trends in this balance for each reportable period.

- If you consider the external factors at the total loan portfolio level, please disclose how you determined that your methodology is compliant with the FFIEC guidance issued in December 2006, which states that banks should consider these types of factors within a group of loans with similar risk characteristics. For example, loans collateralized with risk free assets should not be evaluated with non-collateralized loans. Alternatively, please tell us the factors considered in concluding that each category of loans presented on page 11 of your financial statements has the same risk characteristics.

If you consider the external factors mentioned above at the individual loan category level, please revise to disclose the following:

- Discuss the changes and trends in each external factor set forth above for each homogeneous loan category for each reportable period.

- Discuss the specific risks within each loan category that are unique to each category, and discuss the impact of the external factors mentioned above on the loss rate formulation used to calculate the amount of loan losses for each homogenous category.

- Specifically disclose the extent to which you disaggregate the loan portfolio into specific homogenous loan categories when considering the external factors above. For example, state whether you consider the external factors as affecting your loan portfolio in the same way for each homogenous loan category, or whether you believe that the external factors require different adjustment for the different risk elements within each portfolio.

4. After reviewing your overall disclosures provided regarding your Allowance for Loan Losses, we have the following comments for purposes of providing greater transparency to the reader:

- More clearly describe how you considered the particular risks inherent in the different kinds of lending in which you engage. Clearly discuss the specific risk elements you identified in the different categories of lending within your portfolio, and disclose how you weighted them in determining the amount of allowance for each lending category.

- Revise to discuss any trends you experienced during the periods presented.

- Based on your disclosures on page 13-14, it appears that majority of the growth in both your loan portfolio and your loan commitments from 2004 to 2006 has come in categories that are traditionally considered to be more risky. Revise to discuss this fact, and clearly disclose how your allowance methodology incorporated this significant increase in risk.

- Disclose any changes in your methodology or the way it was applied during the periods addressed by Item IV.B.

- Disclose how you considered the current collateral values (less costs to sell), where applicable. Discuss any changes in collateral values you experienced during the periods.

5. In order to help the reader better understand how you evaluated the different types of loans you originate and the relative weighting of the risk elements in each, please revise to address the following regarding the extent of your segmenting of the portfolio:

- Clearly disclose how the segmentation process is performed (i.e., by loan type, industry, risk rates, etc.); and

- When a loan grading system is used to segment the portfolio, clearly identify the definitions of each loan grade.

6. For determining and measuring impairment under SFAS No. 114, please revise to describe:
- The methods used to identify loans to be analyzed individually;

- For individually reviewed loans that are impaired, how the amount of any impairment is determined and measured, including:

   o Procedures describing the impairment measurement techniques available; and

   o Steps performed to determine which technique is most appropriate in a given situation.

- The methods used to determine whether and how loans individually evaluated under SFAS No. 114, but not considered to be individually impaired, should be grouped with other loans that share common characteristics for impairment evaluation under SFAS No. 5.

7. In the fourth paragraph under your Critical Accounting Policies section on page 9 of your Form 10-Q for the period ended March 31, 2007, you state that "your methodology for analyzing the allowance for loan losses consists of two components: formula and specific allowances."

- Please tell us the amount of each your formula-based allowance and specific allowance you have computed for each of your loan categories.

- If a significant portion of your allowance is significantly weighted to one of those two components, revise your MD&A to disclose that fact and the extent of that weighting.

- Please revise your Form 10-K to present a section addressing your Critical Accounting Policies, similar to that provided in your interim filings.

8. You disclose on page 7 of the financial statements that you "concluded that substantially all of the balance of the allowance was "general" in nature, that is, it could not be specifically allocated to individual loans or to major categories of loans." Tell us how you made this determination in light of your methodology as referred to above. Revise to more clearly explain what you mean here, and to better reflect your revisions to the comments above.

9. For determining and measuring impairment under SFAS No. 5, revise to describe:

- How loans with similar characteristics are grouped to be evaluated for loan collectibility (such as loan type, past-due status, and risk);

- How loss rates are determined (e.g., historical loss rates adjusted for environmental factors or migration analysis) and what factors are considered when establishing appropriate time frames over which to evaluate loss experience; and

- Descriptions of qualitative factors (e.g., industry, geographical, economic, and political factors) that may affect loss rates or other loss measurements.

10. For those loans that are reviewed individually under SFAS No. 114 and considered individually impaired, please revise to disclose which one of the methods for measuring impairment you used as specified by SFAS No. 114 (that is, the present value of expected future cash flows, the loan's observable market price, or the fair value of collateral).

Liquidity and Interest Rate Sensitivity, page 16

11. As noted in our comments above, it appears that most of your loan growth from 2004 to 2006 has come in categories that have traditionally been viewed a more risky. Please revise this section to discuss that fact and discuss how this loan growth was funded. Discuss your expectations for funding future loan growth, and continue such disclosures into your future interim filings.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your amended filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief